Teck Cominco Limited
                         Suite 600, 200 Burrard Street
                      Vancouver, British Columbia, Canada
                                    V6C 3L9


                                August 17, 2006


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

         Re:  Teck Cominco Limited
              Application for Withdrawal of Registration
              Statement on Form F-10, File No. 333-136641

Ladies and Gentlemen:

              Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Teck Cominco Limited, a corporation organized under the laws of Canada (the "Company"), hereby respectfully requests that its Registration Statement on Form F-10, originally filed on August 15, 2006, File No. 333-136641, together with all exhibits thereto (collectively, the "Registration Statement"), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

              The Registration Statement was originally filed with the Commission in connection with a proposed public offering of the Company's Class B Subordinate Voting Shares (its "Shares") in connection with its proposed offering for the outstanding common shares of Inco Limited (the "Inco Offer"). The Company requests that the Registration Statement be withdrawn because the Company was unable to consummate the Inco Offer and has determined not to proceed with its public offering of its Shares at this time. The Registration statement has not been declared effective by the Commission and no Shares have been or will be sold pursuant to the Registration Statement.

              The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing by the Company.

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              Please forward  copies of the order  consenting to withdrawal of the Registration Statement to the undersigned at Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L9.

              If you have any questions regarding the foregoing application for withdrawal, please call Edwin S. Maynard of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3024.



                                            Very truly yours,


                                            TECK COMINCO LIMITED


                                            By: /s/ Peter Rozee
                                                ------------------------------
                                                Name:   Peter Rozee
                                                Title:  Senior Vice President,
                                                        Commercial Affairs



cc: Edwin S. Maynard